August 9, 2018

Bruce VanHorn
President and Chief Executive Officer
Poage Bankshares, Inc.
1500 Carter Avenue
Ashland, KY 41101

       Re: Poage Bankshares, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           File No. 001-35295

Dear Mr. VanHorn:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note 3 - Loans, page 68

1. We note your determination that insurance proceeds related to fictitious loans totaling approximately $1.4 million were probable during the three months ended September 30,
      2017 and subsequent determination in March 2018 that such proceeds were no longer probable. Please address the following:

          Provide us with the factors you considered when arriving at your original conclusion that the recovery was probable as of September 30, 2017;
          Tell us the factors that changed from your original determination, which consequently resulted in your conclusion that the $1.4 million recovery was not probable; and
          As part of your response, please provide more substantive detail regarding all
 Bruce VanHorn
Poage Bankshares, Inc.
August 9, 2018
Page 2
             correspondence the company received from the fidelity bond insurer, and how you considered this information and any other relevant information in changing your conclusion that the recovery was no longer probable for financial statement purposes as of December 31, 2017.

         We may have further comments upon receipt and review of your response.
2. We note you identified fictitious loans of approximately $1.4 million on September 12,
         2017 and the related disclosures in this note. Based on the facts and circumstances you have described, it is unclear to us how and why you made the following adjustments to your financial statements:

             An increase of $617,000 to Goodwill; and An increase of $317, 000 to Deferred Taxes.

         Please tell us how you considered ASC 805-10-25-14, as we note business combination measurement adjustments should not be made past one year from the acquisition date or advise us as to the authoritative literature you followed, etc. We may have further comment upon receipt and review of your response.



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lory Empie, Staff Accountant at 202-551-3714 or John Nolan, Senior
Assistant Chief Accountant at 202-551-3492 with any questions.



FirstName LastNameBruce VanHorn                               Sincerely,
Comapany NamePoage Bankshares, Inc.
                                                              Division of
Corporation Finance
August 9, 2018 Page 2                                         Office of
Financial Services
FirstName LastName